Exhibit 2

CEMEX

2013 FOURTH QUARTER RESULTS

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange

Ticker: CEMEXCPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail:

ir@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Consolidated cement volume (thousand of metric tons)	65,012	65,841	(1%)		16,331	15,764	4%	
Consolidated ready-mix volume (thousand of cubic meters)	54,902	54,931	(0%)		13,955	13,732	2%	
Consolidated aggregates volume (thousand of metric tons)	162,182	159,385	2%		41,867	40,511	3%	
Net sales	15,227	14,984	2%	1%	3,872	3,709	4%	4%
Gross profit	4,738	4,436	7%	7%	1,246	1,128	10%	11%
Gross profit margin	31.1%	29.6%	1.5pp		32.2%	30.4%	1.8pp	
Operating earnings before other expenses, net	1,518	1,293	17%	19%	359	275	30%	34%
Operating earnings before other expenses, net margin	10.0%	8.6%	1.4pp		9.3%	7.4%	1.9pp	
Consolidated net income (loss)	(748)	(862)	13%		(234)	(456)	49%	
Controlling interest net income (loss)	(843)	(913)	8%		(255)	(494)	48%	
Operating EBITDA	2,643	2,624	1%	2%	642	616	4%	6%
Operating EBITDA margin	17.4%	17.5%	(0.1pp)		16.6%	16.6%	0.0pp	
Free cash flow after maintenance capital expenditures	(89)	167	N/A		216	228	(5%)	
Free cash flow	(206)	(10)	(1939%)		171	142	20%	
Net debt plus perpetual notes	16,306	15,674	4%		16,306	15,674	4%	
Total debt	16,993	16,171	5%		16,993	16,171	5%	
Total debt plus perpetual notes	17,470	16,644	5%		17,470	16,644	5%	
Earnings (loss) per ADS	(0.71)	(0.77)	8%		(0.21)	(0.42)	49%	
Fully diluted earnings (loss) per ADS [1]	(0.71)	(0.77)	8%		(0.21)	(0.42)	49%	
Average ADSs outstanding	1,169.8	1,160.7	1%		1,172.9	1,167.5	0%	
Employees	43,087	43,905	(2%)		43,087	43,905	(2%)	

In millions of US dollars, except percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.

*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.

[1]For 2013 and 2012, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the fourth quarter of 2013 increased to US$3.9 billion, representing an increase of 4% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the fourth quarter of 2012. The increase in consolidated net sales was due to higher volumes in the U.S. and in our Mediterranean, Northern Europe, Asia and South, Central America and the Caribbean regions, as well as higher prices of our products in local currency terms in most of our regions.

Cost of sales as a percentage of net sales decreased by 1.8pp during the fourth quarter of 2013 compared with the same period last year. The decrease includes a reduction in workforce related to our cost reduction initiatives.

Operating expenses as a percentage of net sales decreased by 0.1pp during the fourth quarter of 2013 compared with the same period last year, from 23.0% to 22.9%.

Operating EBITDA increased by 4% to US$642 million during the fourth quarter of 2013 compared with the same period last year. The increase was due to higher contributions from the U.S., and the South, Central America and the Caribbean, and Asia regions. On a like-to-like basis, operating EBITDA increased by 6% in the fourth quarter of 2013 compared with the same period last year.

Operating EBITDA margin remained flat at 16.6% in the fourth quarter of 2013 versus the comparable period in 2012.

Other expenses, net, for the quarter were US$147 million, which mainly included impairments of fixed assets, severance payments and a loss in sales of fixed assets.

Gain (loss) on financial instruments for the quarter was a gain of US$48 million, resulting mainly from derivatives related to CEMEX shares.

Controlling interest net income (loss) was a loss of US$255 million in the fourth quarter of 2013 versus a loss of US$494 million in the same quarter of 2012. The smaller quarterly loss primarily reflects higher operating earnings before other expenses, net, a gain on financial instruments, lower other expenses and income taxes, which more than offset higher financial expenses and a loss in foreign exchange fluctuations.

Total debt plus perpetual notes increased by US$340 million during the quarter.

2013 Fourth Quarter Results Page 2

OPERATING RESULTS

Mexico

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	3,187	3,377	(6%)	(8%)	785	832	(6%)	(5%)
Operating EBITDA	1,009	1,208	(16%)	(18%)	247	297	(17%)	(16%)
Operating EBITDA margin	31.6%	35.8%	(4.2pp)		31.4%	35.7%	(4.3pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(8%)	(0%)	(6%)	(3%)	3%	5%
Price (USD)	(1%)	(8%)	3%	(1%)	4%	1%
Price (local currency)	(3%)	(8%)	0%	(1%)	1%	1%

Our Mexican operations' domestic gray cement volumes remained flat during the quarter versus the same period last year, while ready-mix volumes declined by 3% during the same period. For the full year, domestic gray cement volumes decreased by 8% while ready-mix volumes declined by 6% versus the full year 2012.

Cement volumes during the quarter were flat on a year-over-year basis, reflecting good performance from our bagged cement, in line with the improvement in economic activity. The industrial-and-commercial sector continued showing positive performance during the quarter. Infrastructure spending accelerated during the second half of 2013. The formal residential sector still reflects high home inventories and financing constraints. There was an increased participation of medium and small homebuilders.

United States

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	3,314	3,062	8%	8%	819	756	8%	8%
Operating EBITDA	255	43	496%	496%	77	13	496%	496%
Operating EBITDA margin	7.7%	1.4%	6.3pp		9.5%	1.7%	7.8pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	9%	8%	2%	4%	1%
Price (USD)	3%	1%	6%	6%	5%	7%
Price (local currency)	3%	1%	6%	6%	5%	7%

Domestic gray cement, ready-mix, and aggregates volumes for CEMEX's operations in the United States increased by 9%, 2%, and 1%, respectively, during the fourth quarter of 2013 versus the same period last year. On a pro forma basis, adjusting for the transfer of our ready mix assets in the Carolinas into the newly established joint venture with Concrete Supply, ready-mix volumes grew by 8%. For the full-year, domestic gray cement, ready-mix, and aggregates volumes increased by 5%, 8%, and 4%, respectively, versus the full-year 2012.

Sales volumes for the quarter reflect improved demand in most of our markets. Cement activity was dampened by poor weather conditions in some of our markets. The residential sector continued to be the main driver of demand during the quarter sustained by strong fundamentals such as high affordability, large pent-up demand and low levels of inventories. The industrial-and-commercial sector also contributed favorably to demand growth. The infrastructure sector showed a slight improvement in highway spending.

2013 Fourth Quarter Results Page 3

OPERATING RESULTS

Northern Europe

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	4,077	4,100	(1%)	(2%)	1,067	1,014	5%	2%
Operating EBITDA	331	404	(18%)	(20%)	79	80	(1%)	(6%)
Operating EBITDA margin	8.1%	9.9%	(1.8pp)		7.4%	7.9%	(0.5pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	4%	(3%)	2%	(0%)	3%
Price (USD)	2%	4%	4%	6%	3%	4%
Price (local currency)	1%	2%	2%	2%	1%	1%

Our domestic gray cement volumes in the Northern Europe region increased by 4% during the fourth quarter of 2013 and decreased by 2% for the full year versus the full year 2012.

In the United Kingdom, domestic gray cement and ready-mix volumes increased, on a year-over-year basis, by 8%, and 3%, respectively, while our aggregates volumes remained flat during the fourth quarter of 2013. For the full year our domestic gray cement and ready-mix volumes increased by 7%, and 4%, respectively, and our aggregates volumes decreased by 2%, versus the comparable period in the previous year. Improved macroeconomic conditions contributed to higher activity in the country. The residential sector continued driving the demand for our products during the quarter which benefited from the governmental incentives to promote home ownership.

In our operations in France, domestic ready-mix volumes increased by 2% and our aggregates volumes increased by 4% during the fourth quarter of 2013 versus the comparable period last year. For the full year, ready-mix volumes decreased by 6% and our aggregates volumes increased by 3%, versus the same period last year. Infrastructure activity continues to be supported by a number of ongoing highway and high-speed-railway projects that started during 2012. High level of unemployment, a less attractive buy-to-let program and limited credit availability affected the performance in the residential sector. The activity in the industrial-and-commercial sector, especially in industrial buildings, mitigated the decline in volumes.

In Germany, our domestic gray cement volumes increased by 2% during the fourth quarter and increased by 1% for the full year versus the same period last year. Adverse weather conditions mitigated the demand for our products during the quarter. Low unemployment and mortgage rates, as well as higher wages and salaries contributed to an increase in activity in the residential sector, which was the main driver of demand for our products. Performance of the infrastructure sector remained stable.

Domestic gray cement volumes of our operations in Poland declined by 2% during the quarter and declined by 18% for the full year versus the comparable periods in 2012. Demand for our products was impacted by lower activity in the infrastructure sector. The residential sector continues to be affected by high levels of unemployment and limited credit availability.

2013 Fourth Quarter Results Page 4

OPERATING RESULTS

Mediterranean

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	1,516	1,457	4%	5%	394	354	11%	11%
Operating EBITDA	325	375	(13%)	(9%)	78	82	(5%)	(2%)
Operating EBITDA margin	21.4%	25.7%	(4.3pp)		19.9%	23.3%	(3.4pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(1%)	2%	6%	8%	(3%)	1%
Price (USD)	0%	4%	7%	11%	12%	13%
Price (local currency)	8%	11%	3%	4%	5%	4%

Our domestic gray cement volumes in the Mediterranean region increased by 2% during the fourth quarter and decreased by 1% for the full year versus the same periods in 2012.

Domestic gray cement volumes for our operations in Spain decreased by 23% and our ready-mix volumes declined by 20% on a year-over-year basis during the quarter. For the full year, domestic gray cement volumes decreased by 28%, while ready-mix volumes declined by 27% compared to the previous year. Demand for our products continued to be affected by low activity in all sectors. Government spending cuts kept infrastructure activity at very low levels. In the residential sector, there has been a gradual reduction in home inventories while house prices showed signs of stabilization.

In Egypt, our domestic gray cement volumes increased by 7%, both during the fourth quarter of 2013 and the full-year 2013 versus the same periods last year. The informal residential sector continues to be the main driver of demand in the country supported by our alternative fuel strategy in the country. The formal residential sector showed initial signs of reactivation.

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	2,234	2,093	7%	11%	577	520	11%	16%
Operating EBITDA	793	703	13%	17%	183	159	15%	21%
Operating EBITDA margin	35.5%	33.6%	1.9pp		31.7%	30.6%	1.1pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	4%	7%	3%	8%	9%	20%
Price (USD)	(1%)	(4%)	4%	1%	(4%)	(12%)
Price (local currency)	2%	(0%)	8%	6%	(1%)	(8%)

Our domestic gray cement volumes in the region increased by 7% during the fourth quarter of 2013 and increased by 4% for the full year versus the comparable periods last year.

Domestic gray cement, ready-mix, and aggregates volumes for our operations in Colombia increased by 9%, 6%, and 23%, respectively, during the fourth quarter compared to the same period a year ago. For the full-year cement, ready-mix, and aggregates volumes increased by 1%, 8% and 9%, respectively, versus the same period last year.

During the quarter, the residential sector continued to be an important driver of demand, supported by the 100-thousand government-sponsored free-home program. The industrial-and-commercial sector continued its favorable trend supported by the positive economic outlook, higher investor confidence and the new trade agreements signed by Colombia.

2013 Fourth Quarter Results Page 5

OPERATING RESULTS

Asia

	January - December				Fourth Quarter			
	2013	2012	% Var.	l-t-l % Var.*	2013	2012	% Var.	l-t-l % Var.*
Net sales	577	542	6%	7%	133	139	(4%)	1%
Operating EBITDA	130	99	32%	33%	32	28	12%	17%
Operating EBITDA margin	22.6%	18.2%	4.4pp		23.9%	20.4%	3.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	5%	1%	(12%)	(22%)	64%	97%
Price (USD)	6%	(3%)	4%	6%	17%	15%
Price (local currency)	6%	3%	6%	11%	20%	21%

Our domestic gray cement volumes in the region increased by 1% during the fourth quarter and increased by 5% for the full year versus the same period last year.

In the Philippines, our domestic gray cement volumes increased by 2% during the fourth quarter of 2013 and increased by 8% for the full year versus the comparable periods of last year.

Favorable economic conditions such as a stable level of inflation and mortgage rates, and healthy remittances inflows contributed to an increase in the activity in the residential sector which continued to be the main driver of demand during the quarter. The infrastructure and industrial-and-commercial sectors continued with their positive performance.

2013 Fourth Quarter Results Page 6

OPERATING EBITDA, FREE CASH FLOW AND DEBT-RELATED INFORMATION

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2013	2012	% Var	2013	2012	% Var
Operating earnings before other expenses, net	1,518	1,293	17%	359	275	30%
+ Depreciation and operating amortization	1,125	1,331		283	340	
Operating EBITDA	2,643	2,624	1%	642	616	4%
- Net financial expense	1,423	1,401		357	366	
- Maintenance capital expenditures	489	431		232	214	
- Change in working capital	207	228		(301)	(307)	
- Taxes paid	511	393		72	95	
- Other cash items (net)	103	4		67	21	
Free cash flow after maintenance capital expenditures	(89)	167	N/A	216	228	(5%)
- Strategic capital expenditures	117	178		45	85	
Free cash flow	(206)	(10)	(1939%)	171	142	20%

In millions of US dollars, except percentages.

The free cash flow during the quarter plus the increase in debt were mainly used for the creation of a cash reserve to pay the 2014 Eurobonds, to pay the premium of the 2016 Notes and 2017 Notes repurchased during the quarter, to pay coupons on the perpetual notes and general corporate purposes.

Our debt during the quarter reflects a negative foreign-exchange conversion effect of US$39 million as well as an increase in the debt component of our convertible securities, which are non-cash items.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2013	2012	% Var	2013
Total debt [1]	16,993	16,171	5%	16,655
Short-term	2%	1%		3%
Long-term	98%	99%		97%
Perpetual notes	477	473	1%	475
Cash and cash equivalents	1,163	971	20%	895
Net debt plus perpetual notes	16,306	15,674	4%	16,235
Consolidated funded debt [2]/EBITDA (3)	5.49			5.56
Interest coverage [3][4]	2.11			2.08

	Fourth Quarter	
	2013	2012
Currency denomination		
US dollar	87%	83%
Euro	11%	15%
Mexican peso	2%	2%
Other	0%	0%
Interest rate		
Fixed	68%	69%
Variable	32%	31%

In millions of US dollars, except percentages and ratios.

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).

(2) Consolidated funded debt as of December 31, 2013 was US$14,507 million, in accordance with our contractual obligations under the Facilities Agreement.

(3) EBITDA calculated in accordance with IFRS.

(4) Interest expense calculated in accordance with our contractual obligations under the Facilities Agreement.

2013 Fourth Quarter Results Page 7

EQUITY-RELATED AND DERIVATIVE INSTRUMENTS INFORMATION

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	11,404,644,079
Stock-based compensation	1,328,736
End-of-quarter CPO-equivalent units outstanding	11,405,972,815

Outstanding units equal total CPOs issued by CEMEX less CPOs held in subsidiaries.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 202 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2013, executives had outstanding options on a total of 4,720,450 CPOs, with a weighted-average strike price of approximately US$1.55 per CPO (equivalent to US$15.49 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of December 31, 2013, our executives held 32,493,760 restricted CPOs, representing 0.3% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth Quarter		Third Quarter
	2013	2012	2013
Notional amount of equity related derivatives (1) (2)	2,410	2,775	2,410
Estimated aggregate fair market value (1) (2) (3) (4)	409	(138)	358

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2013, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$442 million, including a liability of US$39 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of December 31, 2013, the notional amount of this derivative was US$174 million, with a positive fair market value of approximately US$33 million.*

(2) *As of December 31, 2012 includes a notional amount of US$360 million in connection with a guarantee by CEMEX of a financial transaction entered into by its employees 'pension fund trust. As of December 31, 2012 the fair value of this financial guarantee represented a liability of US$58 million, which is net of a collateral deposit of US$76 million. As of December 31, 2013, there is no guarantee.*

(3) *Net of cash collateral deposited under open positions. Cash collateral was US$7 million as of December 31, 2013.*

(4) *As required by IFRS, the estimated aggregate fair market value as of December 31, 2013 includes a liability of US$39 million relating to an embedded derivative in CEMEX's mandatorily convertible securities while the estimated aggregate fair market value as of December 31, 2012 includes a liability of US$365 million, related to an embedded derivative in CEMEX's optional convertible subordinated notes. For more information please refer to page 17 "Change in the Parent Company's functional currency."*

2013 Fourth Quarter Results Page 8

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - December				Fourth Quarter			
INCOME STATEMENT	2013	2012	% Var.	like-to-like % Var.*	2013	2012	% Var.	like-to-like % Var.*
Net sales	15,226,548	14,983,754	2%	1%	3,872,400	3,709,291	4%	4%
Cost of sales	(10,488,259)	(10,548,007)	1%		(2,626,552)	(2,581,148)	(2%)	
Gross profit	4,738,290	4,435,747	7%	7%	1,245,848	1,128,143	10%	11%
Operating expenses	(3,220,465)	(3,142,905)	(2%)		(887,102)	(852,706)	(4%)	
Operating earnings before other expenses, net	1,517,825	1,292,842	17%	19%	358,746	275,437	30%	34%
Other expenses, net	(381,550)	(417,547)	9%		(147,223)	(227,856)	35%	
Operating earnings	1,136,275	875,295	30%		211,523	47,581	345%	
Financial expense	(1,551,528)	(1,396,020)	(11%)		(411,616)	(354,315)	(16%)	
Other financial income (expense), net	132,806	62,622	112%		33,470	23,084	45%	
Financial income	33,025	47,192	(30%)		9,219	12,878	(28%)	
Results from financial instruments, net	161,491	13,536	1093%		47,925	(18,209)	N/A	
Foreign exchange results	4,455	86,868	(95%)		(994)	66,261	N/A	
Effects of net present value on assets and liabilities and others, net	(66,165)	(84,974)	22%		(22,680)	(37,846)	40%	
Equity in gain (loss) of associates	17,805	55,358	(68%)		9,819	22,953	(57%)	
Income (loss) before income tax	(264,642)	(402,745)	34%		(156,805)	(260,698)	40%	
Income tax	(483,297)	(459,510)	(5%)		(77,599)	(195,103)	60%	
Consolidated net income (loss)	(747,939)	(862,255)	13%		(234,404)	(455,801)	49%	
Non-controlling interest net income (loss)	95,161	50,310	89%		21,011	38,666	(46%)	
Controlling interest net income (loss)	(843,100)	(912,566)	8%		(255,415)	(494,467)	48%	
Operating EBITDA	2,643,035	2,624,067	1%	2%	642,231	615,698	4%	6%
Earnings (loss) per ADS	(0.71)	(0.77)	8%		(0.21)	(0.42)	49%	

	As of December 31		
BALANCE SHEET	2013	2012	% Var.
Total assets	38,017,604	37,260,277	2%
Cash and cash equivalents	1,162,949	971,028	20%
Trade receivables less allowance for doubtful accounts	1,990,129	1,844,177	8%
Other accounts receivable	537,155	485,563	11%
Inventories, net	1,301,565	1,282,883	1%
Other current assets	299,264	342,103	(13%)
Current assets	5,291,062	4,925,754	7%
Property, machinery and equipment, net	15,763,752	16,581,625	(5%)
Other assets	16,962,789	15,752,898	8%
Total liabilities	26,652,253	25,149,388	6%
Current liabilities	4,564,156	4,186,242	9%
Long-term liabilities	14,331,077	13,816,287	4%
Other liabilities	7,757,020	7,146,858	9%
Total stockholders' equity	11,365,351	12,110,890	(6%)
Non-controlling interest and perpetual instruments	1,144,742	1,127,454	2%
Total controlling interest	10,220,609	10,983,436	(7%)

2013 Fourth Quarter Results Page 9

OPERATING RESULTS

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2013	2012	% Var.	2013	2012	% Var.
Net sales	195,661,148	197,036,359	(1%)	50,573,543	48,109,508	5%
Cost of sales	(134,774,125)	(138,706,286)	3%	(34,302,771)	(33,477,491)	(2%)
Gross profit	60,887,023	58,330,073	4%	16,270,772	14,632,017	11%
Operating expenses	(41,382,975)	(41,329,196)	(0%)	(11,585,548)	(11,059,602)	(5%)
Operating earnings before other expenses, net	19,504,048	17,000,877	15%	4,685,224	3,572,416	31%
Other expenses, net	(4,902,916)	(5,490,741)	11%	(1,922,738)	(2,955,294)	35%
Operating earnings	14,601,131	11,510,136	27%	2,762,486	617,122	348%
Financial expense	(19,937,134)	(18,357,665)	(9%)	(5,375,706)	(4,595,471)	(17%)
Other financial income (expense), net	1,706,552	823,479	107%	437,113	299,395	46%
Financial income	424,365	620,568	(32%)	120,394	167,025	(28%)
Results from financial instruments, net	2,075,162	177,998	1066%	625,904	(236,166)	N/A
Foreign exchange results	57,243	1,142,318	(95%)	(12,980)	859,404	N/A
Effects of net present value on assets and liabilities and others, net	(850,218)	(1,117,405)	24%	(296,205)	(490,868)	40%
Equity in gain (loss) of associates	228,798	727,957	(69%)	128,231	297,696	(57%)
Income (loss) before income tax	(3,400,652)	(5,296,094)	36%	(2,047,876)	(3,381,258)	39%
Income tax	(6,210,366)	(6,042,560)	(3%)	(1,013,438)	(2,530,480)	60%
Consolidated net income (loss)	(9,611,018)	(11,338,654)	15%	(3,061,314)	(5,911,738)	48%
Non-controlling interest net income (loss)	1,222,817	661,583	85%	274,406	501,504	(45%)
Controlling interest net income (loss)	(10,833,835)	(12,000,237)	10%	(3,335,720)	(6,413,242)	48%
Operating EBITDA	33,963,003	34,506,477	(2%)	8,387,533	7,985,600	5%
Earnings (loss) per ADS	(9.10)	(10.16)	10%	(2.81)	(5.45)	49%

	As of December 31		
BALANCE SHEET	2013	2012	% Var.
Total assets	496,129,728	478,794,561	4%
Cash and cash equivalents	15,176,489	12,477,709	22%
Trade receivables less allowance for doubtful accounts	25,971,186	23,697,672	10%
Other accounts receivable	7,009,869	6,239,481	12%
Inventories, net	16,985,421	16,485,050	3%
Other current assets	3,905,394	4,396,021	(11%)
Current assets	69,048,360	63,295,935	9%
Property, machinery and equipment, net	205,716,970	213,073,881	(3%)
Other assets	221,364,399	202,424,745	9%
Total liabilities	347,811,897	323,169,630	8%
Current liabilities	59,562,242	53,793,213	11%
Long-term liabilities	187,020,550	177,539,292	5%
Other liabilities	101,229,105	91,837,125	10%
Total stockholders' equity	148,317,832	155,624,931	(5%)
Non-controlling interest and perpetual instruments	14,938,879	14,487,785	3%
Total controlling interest	133,378,953	141,137,146	(5%)

2013 Fourth Quarter Results Page 10

OPERATING RESULTS

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
				like-to-like				like-to-like
NET SALES	2013	2012	% Var.	% Var. *	2013	2012	% Var.	% Var. *
Mexico	3,186,706	3,377,353	(6%)	(8%)	785,078	831,933	(6%)	(5%)
U.S.A.	3,314,359	3,061,704	8%	8%	818,979	756,327	8%	8%
Northern Europe	4,076,979	4,100,169	(1%)	(2%)	1,066,653	1,014,441	5%	2%
Mediterranean	1,515,619	1,456,844	4%	5%	394,250	353,703	11%	11%
South, Central America and the Caribbean	2,233,978	2,093,419	7%	11%	576,655	519,533	11%	16%
Asia	576,527	541,926	6%	7%	133,109	139,306	(4%)	1%
Others and intercompany eliminations	*322,381*	*352,337*	*(9%)*	*(9%)*	*97,676*	*94,048*	*4%*	*4%*
TOTAL	15,226,548	14,983,754	2%	1%	3,872,400	3,709,291	4%	4%

GROSS PROFIT								
Mexico	1,543,314	1,694,993	(9%)	(11%)	401,547	438,133	(8%)	(8%)
U.S.A.	473,941	256,113	85%	85%	140,100	81,400	72%	72%
Northern Europe	1,032,738	1,031,572	0%	(1%)	292,097	272,540	7%	4%
Mediterranean	497,460	479,572	4%	7%	117,160	109,638	7%	9%
South, Central America and the Caribbean	1,021,475	972,118	5%	9%	255,403	234,400	9%	14%
Asia	169,194	137,100	23%	25%	41,798	39,267	6%	13%
Others and intercompany eliminations	*166*	*(135,721)*	*N/A*	*N/A*	*(2,257)*	*(47,236)*	*95%*	*95%*
TOTAL	4,738,290	4,435,747	7%	7%	1,245,848	1,128,143	10%	11%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	815,688	1,010,274	(19%)	(21%)	199,040	248,834	(20%)	(19%)
U.S.A.	(203,166)	(441,571)	54%	54%	(34,073)	(94,208)	64%	64%
Northern Europe	103,377	153,394	(33%)	(34%)	19,067	14,351	33%	20%
Mediterranean	222,049	258,428	(14%)	(8%)	55,970	52,338	7%	11%
South, Central America and the Caribbean	702,497	617,632	14%	18%	155,957	136,319	14%	20%
Asia	99,081	69,659	42%	43%	24,171	20,785	16%	22%
Others and intercompany eliminations	*(221,702)*	*(374,974)*	*41%*	*43%*	*(61,386)*	*(102,983)*	*40%*	*41%*
TOTAL	1,517,825	1,292,842	17%	19%	358,746	275,437	30%	34%

2013 Fourth Quarter Results Page 11

OPERATING RESULTS

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
OPERATING EBITDA	2013	2012	% Var.	like-to-like % Var. *	2013	2012	% Var.	like-to-like % Var. *
Mexico	1,008,527	1,207,552	(16%)	(18%)	246,849	297,335	(17%)	(16%)
U.S.A.	254,961	42,753	496%	496%	77,434	12,989	496%	496%
Northern Europe	331,403	404,322	(18%)	(20%)	79,380	80,034	(1%)	(6%)
Mediterranean	324,610	374,937	(13%)	(9%)	78,376	82,350	(5%)	(2%)
South, Central America and the Caribbean	792,584	702,682	13%	17%	182,781	158,823	15%	21%
Asia	130,389	98,530	32%	33%	31,813	28,477	12%	17%
Others and intercompany eliminations	*(199,439)*	*(206,709)*	*4%*	*7%*	*(54,403)*	*(44,310)*	*(23%)*	*(22%)*
TOTAL	2,643,035	2,624,068	1%	2%	642,231	615,698	4%	6%

OPERATING EBITDA MARGIN	January - December 2013	January - December 2012	Fourth Quarter 2013	Fourth Quarter 2012
Mexico	31.6%	35.8%	31.4%	35.7%
U.S.A.	7.7%	1.4%	9.5%	1.7%
Northern Europe	8.1%	9.9%	7.4%	7.9%
Mediterranean	21.4%	25.7%	19.9%	23.3%
South, Central America and the Caribbean	35.5%	33.6%	31.7%	30.6%
Asia	22.6%	18.2%	23.9%	20.4%
TOTAL	17.4%	17.5%	16.6%	16.6%

2013 Fourth Quarter Results Page 12

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2013	2012	% Var.	2013	2012	% Var.
Consolidated cement volume [1]	65,012	65,841	(1%)	16,331	15,764	4%
Consolidated ready-mix volume [2]	54,902	54,931	(0%)	13,955	13,732	2%
Consolidated aggregates volume [2]	162,182	159,385	2%	41,867	40,511	3%

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - December 2013 Vs. 2012	Fourth Quarter 2013 Vs. 2012	Fourth Quarter 2013 Vs. Third Quarter 2013
Mexico	(8%)	(0%)	5%
U.S.A.	5%	9%	(7%)
Northern Europe	(2%)	4%	(19%)
Mediterranean	(1%)	2%	0%
South, Central America and the Caribbean	4%	7%	(2%)
Asia	5%	1%	(8%)

READY-MIX VOLUME			
Mexico	(6%)	(3%)	6%
U.S.A.	8%	2%	(12%)
Northern Europe	(3%)	2%	(10%)
Mediterranean	6%	8%	8%
South, Central America and the Caribbean	3%	8%	(9%)
Asia	(12%)	(22%)	7%

AGGREGATES VOLUME			
Mexico	3%	5%	6%
U.S.A.	4%	1%	(4%)
Northern Europe	(0%)	3%	(11%)
Mediterranean	(3%)	1%	6%
South, Central America and the Caribbean	9%	20%	(6%)
Asia	64%	97%	24%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2013 Fourth Quarter Results Page 13

OPERATING RESULTS CEMEX Price Summary Variation in U.S. Dollars January - December Fourth Quarter Fourth Quarter 2013 Vs. DOMESTIC GRAY CEMENT PRICE 2013 Vs. 2012 2013 Vs. 2012 Third Quarter 2013 Mexico (1%) (8%) (3%) U.S.A. 3% 1% (0%) Northern Europe (*) 2% 4% 4% Mediterranean (*) 0% 4% 1% South, Central America and the Caribbean (*) (1%) (4%) (1%) Asia (*) 6% (3%) (1%) READY-MIX PRICE Mexico 3% (1%) (1%) U.S.A. 6% 6% 2% Northern Europe (*) 4% 6% 5% Mediterranean (*) 7% 11% 3% South, Central America and the Caribbean (*) 4% 1% (2%) Asia (*) 4% 6% 4% AGGREGATES PRICE Mexico 4% 1% (0%) U.S.A. 5% 7% (1%) Northern Europe (*) 3% 4% 4% Mediterranean (*) 12% 13% 3% South, Central America and the Caribbean (*) (4%) (12%) (6%) Asia (*) 17% 15% (3%)

(*) Volume weighted-average price.

2013 Fourth Quarter Results Page 13

OPERATING RESULTS

Price Summary

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2013 Vs. 2012	Fourth Quarter 2013 Vs. 2012	Fourth Quarter 2013 Vs. Third Quarter 2013
Mexico	(3%)	(8%)	(3%)
U.S.A.	3%	1%	(0%)
Northern Europe (*)	1%	2%	0%
Mediterranean (*)	8%	11%	(0%)
South, Central America and the Caribbean (*)	2%	(0%)	(1%)
Asia (*)	6%	3%	(1%)

READY-MIX PRICE			
Mexico	0%	(1%)	(1%)
U.S.A.	6%	6%	2%
Northern Europe (*)	2%	2%	2%
Mediterranean (*)	3%	4%	1%
South, Central America and the Caribbean (*)	8%	6%	(2%)
Asia (*)	6%	11%	2%

AGGREGATES PRICE			
Mexico	1%	1%	(0%)
U.S.A.	5%	7%	(1%)
Northern Europe (*)	1%	1%	0%
Mediterranean (*)	5%	4%	1%
South, Central America and the Caribbean (*)	(1%)	(8%)	(6%)
Asia (*)	20%	21%	(4%)

(*) Volume weighted-average price.

2013 Fourth Quarter Results Page 15

OTHER ACTIVITIES CEMEX

CEMEX program wins Corporate Citizen of the Americas Award

On November 21, 2013, CEMEX announced that its Assisted Self-Construction Integrated Program or Programa Integral de Autoconstrucción Asistida (PIAC) has been chosen as a winner for the 2012/2013 Corporate Citizen of the Americas (CCA) Awards in the Citizen Security category, by the Trust for the Americas with support from the Organization of American States (OAS), the Inter-American Development Bank (IDB) and AES Corporation. The category recognizes initiatives that foster public private partnerships aiming at more secure communities. PIAC is a program that promotes the formation of a social ecosystem, enabling low-income families to have access to an integral housing solution designed to improve their quality of life. Families participate actively in the process of co-creation of the business model to take advantage of their capabilities and improve their living situation. As of the end of September, 2013, close to 58,000 families have benefitted from PIAC, 110,000 people have been self-employed and more than 915,000 m2 of construction have been built. The award ceremony took place in Washington DC on November 20, 2013, and was attended by corporate leaders from the Americas. The award was presented by officials from the OAS, members of the Permanent Council and the Selection Committee. The Trust for the Americas is a non-profit organization, established in 1997, affiliated with the Organization of American States (OAS). The Corporate Citizen of the Americas (CCA) Awards were created to recognize companies that have initiated innovative programs which benefit the community where they operate and can serve as a model for socially responsible practices.

CEMEX included in UN Global Compact stock index

On November 11, 2013, CEMEX announced that it has been selected for inclusion in the United Nations Global Compact 100– a new global stock index that combines corporate sustainability and baseline financial performance. Developed and released by the UN Global Compact in partnership with research firm Sustainalytics, the GC 100 is composed of the representative group of Global Compact companies selected based on their adherence to the Global Compact’s ten principles as well as evidence of executive leadership commitment and consistent baseline profitability. CEMEX is a signatory member of the UN Global Compact since 2004 and it’s the only Mexican based company included in the GC 100.

CEMEX announces expiration of its tender offer for 9.50% notes due 2016

On October 24, 2013, CEMEX announced the expiration of its cash tender offer to purchase any and all of the outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC. The tender offer expired at 11:59 p.m., New York City time, on October 23, 2013 (the “Expiration Date”). A total of U.S.$470,249,000 of 2016 Notes were tendered in the tender offer, including the U.S.$469,949,000 of tendered 2016 Notes purchased by CEMEX on the early settlement date of October 9, 2013. CEMEX accepted all such validly tendered 2016 Notes for purchase. As a result, U.S.$354,751,000 principal amount of 2016 Notes remained outstanding. Holders of 2016 Notes that validly tendered after 5:00 p.m., New York City time, on October 8, 2013 and at or prior to the Expiration Date received U.S.$1,032.50 per U.S.$1,000 principal amount of 2016 Notes accepted for purchase. The final settlement date on which CEMEX made payment for such 2016 Notes occurred on October 24, 2013 (the “Final Settlement Date”). Holders also received accrued and unpaid interest on such 2016 Notes from the last interest payment date to, but not including, the Final Settlement Date.

CEMEX announces expiration of its tender offer for 9.625% notes due 2017

On October 24, 2013, CEMEX announced the expiration of its cash tender offer to purchase up to €220 million of the 9.625% Senior Secured Notes due 2017 (the “2017 Notes”) issued by CEMEX Finance LLC. The tender offer expired at 11:59 p.m., New York City time, on October 23, 2013 (the “Expiration Date”). A total of €181,205,000 of 2017 Notes were tendered in the tender offer, including the €179,405,000 of tendered 2017 Notes purchased by CEMEX on the early settlement date of October 10, 2013. CEMEX accepted all such validly tendered 2017 Notes for purchase. As a result, €168,795,000 principal amount of 2017 Notes remained outstanding. Holders of 2017 Notes that validly tendered after 5:00 p.m., New York City time, on October 8, 2013 and at or prior to the Expiration Date received €1,033.50 per €1,000 principal amount of 2017 Notes accepted for purchase. The final settlement date on which CEMEX made payment for such 2017 Notes occurred on October 25, 2013 (the “Final Settlement Date”). Holders also received accrued and unpaid interest on such 2017 Notes from the last interest payment date to, but not including, the Final Settlement Date.

Redemption of 2016 Notes and 2017 Notes

On December 14, 2013, CEMEX completed the redemption of all of the outstanding U.S.$354,751,000 aggregate principal amount of 9.50% Senior Secured Notes due 2016 (the “U.S. Dollar Notes”) and the redemption of €38,795,000 of the outstanding €168,795,000 aggregate principal amount of 9.625% Senior Secured Notes due 2017 (the “Euro Notes”) issued by CEMEX Finance LLC, its indirect subsidiary. CEMEX redeemed the U.S. Dollar Notes at a price of U.S.$1,047.50 per U.S.$1,000 principal amount of U.S. Dollar Notes redeemed, or approximately U.S.$371.6 million in total, and redeemed the Euro Notes at a price of €1,048.125 per €1,000 principal amount of Euro Notes redeemed, or approximately €40.7 million in total. CEMEX did not incur any early termination penalties in connection with the redemption of the U.S. Dollar Notes or Euro Notes beyond the premium reflected in the redemption price described above.

The completion of the redemption of the U.S. Dollar Notes discharges the corresponding Indenture.

2013 Fourth Quarter Results Page 16

OTHER INFORMATION CEMEX

Change in the Parent Company’s functional currency

Considering the guidance under IFRS set forth by International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”), and based on changing circumstances on the net monetary position in foreign currencies of CEMEX, S.A.B. de C.V. (on a parent company only basis) resulting mainly from: a) a significant decrease in tax liabilities denominated in Mexican Pesos; b) a significant increase in its U.S. Dollar-denominated debt and other financial obligations; and c) the expected increase in U.S. Dollar-denominated intra-group administrative expenses associated with the externalization of major back office activities with IBM; effective as of January 1, 2013, CEMEX, S.A.B. de C.V., for purposes of its parent company only financial statements, was required to prospectively change its functional currency from the Mexican Peso to the U.S. Dollar, as the U.S. Dollar was determined to be the currency of CEMEX, S.A.B. de C.V.’s primary economic environment. The aforementioned change has no effect on the functional currencies of CEMEX, S.A.B. de C.V.’s subsidiaries, which continue to be the currency in the primary economic environment in which each subsidiary operates. Moreover, the reporting currency for the consolidated financial statements of CEMEX, S.A.B. de C.V. and its subsidiaries and the parent company only financial statements of CEMEX, S.A.B. de C.V. continues to be the Mexican Peso.

The main effects in CEMEX, S.A.B. de C.V.’s parent company only financial statements beginning on January 1, 2013, associated with the change in functional currency, as compared to prior years are: a) all transactions, revenues and expenses in any currency are recognized in U.S. Dollars at the exchange rates prevailing at their execution dates; b) monetary balances of CEMEX, S.A.B. de C.V. denominated in U.S. Dollars will not generate foreign currency fluctuations, while monetary balances in Mexican Pesos and other non-U.S. Dollar-denominated balances will now generate foreign currency fluctuations through CEMEX, S.A.B. de C.V.’s statement of operations; and c) the conversion option embedded in CEMEX, S.A.B. de C.V.’s Mandatory Convertible Notes denominated in Mexican Pesos will now be treated as a stand-alone derivative instrument through CEMEX, S.A.B. de C.V.’s statement of operations, while the options embedded in CEMEX, S.A.B. de C.V.’s U.S. Dollar-Denominated 2010 Optional Convertible Subordinated Notes and 2011 Optional Convertible Subordinated Notes will cease to be treated as stand-alone derivatives through CEMEX, S.A.B. de C.V.’s statement of operations. Prior period financial statements are not required to be restated.

Significant tax proceedings

In connection with the previously publicly disclosed tax proceeding related to the taxes payable in Mexico from passive income generated by foreign investments for the years 2005 and 2006 and the transitory amnesty provision, CEMEX, S.A.B. opted to enter this amnesty program and therefore there are not any tax liabilities in connection to this matter as of December 31, 2013.

Mexican Tax Reform 2010 and 2014

In November 2009, Mexico approved amendments to the income tax law, which became effective on January 1, 2010. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation provisions did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary is disposed of or CEMEX eliminates the tax consolidation. Tax liabilities associated with the tax loss carryforwards used in the tax consolidation of the Mexican subsidiaries are not offset with deferred tax assets in the balance sheet. The realization of these tax assets is subject to the generation of future tax earnings in the controlled subsidiaries that generated the tax loss carryforwards in the past.

In addition, in connection with new amendments to the income tax law in Mexico approved in December 2013 and effective beginning January 1, 2014, the tax consolidation regime in effect until December 31, 2013, was replaced prospectively by a new integration regime, to which CEMEX will not apply, resulting in that beginning in 2014, each Mexican entity will determine its income taxes based solely in its individual results, and a period of up to 10 years has been established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the new rules issued for the disconnection of the tax consolidation regime amounts to approximately US$1,901 million, as described in the table below.

Changes in the Parent Company’s tax payable associated with the tax consolidation in Mexico in 2013 were as follows (approximate US$ Millions):

2013

Balance at the beginning of the period $1,115

Income tax received from subsidiaries $138

Restatement for the period $95

Payments during the period ($156)

Effects of tax deconsolidation $709

Balance at the end of the period $1,901

As of December 31, 2013, the estimated payment schedule of taxes payable resulting from these changes in the tax consolidation regime in Mexico were as follows (approximate amounts in millions of US dollars):

2014 $328

2015 $380

2016 $317

2017 $316

2018 and thereafter $560

1,901

Egypt Share Purchase Agreement

On November 17, 2013, a hearing was held, in such hearing the appeals court in Cairo, Egypt, decided to set a hearing on January 20, 2014, to issue its decision. On January 20, 2014, the appeals court in Cairo, Egypt, without issuing a decision on the merits of the dispute, accepted the appeals, reversed the September 2012 first instance judgment by a court in an Assiut, Egypt, and referred the matter to an administrative court in Assiut, Egypt. Our facilities in Egypt continue to operate normally. At this stage, we are not able to assess the likelihood of an adverse result of proceedings before the administrative court, but if adversely resolved, the final resolution could have a material adverse impact on our financial results.

Investigations in the UK

On October 8, 2013 the UK Commission announced its provisional decision on remedies which should not require CEMEX to divest any of its assets in the UK. On January 14, 2014 the UK Commission published its Final Report which followed the earlier provisional decision in regards any remedies for CEMEX. The Final Report did however make changes from the provisional decision for the other major competitors regarding remedies in respect of supply of granulated blast furnace slag and for the supply of ground granulated blast furnace slag. These do not impact CEMEX directly.

Polish Antitrust Investigation

After a series of hearings, on December 13, 2013, the First Instance Court issued its judgment in regards with the appeals filed by CEMEX Polska and other cement producers. The First Instance Court reduced the penalty imposed on CEMEX Polska to approximately Polish Zlotys 93.89 million (approx. U.S.$31.15 million) which is equal to 8.125% of CEMEX Polska’s revenue in 2008. CEMEX Polska intends to appeal the First Instance Court judgment before the Appeals Court in Warsaw. The penalty is enforceable until the Appeals Court issues its final judgment. As of December 31, 2013, the accounting provision created in relation with this proceeding was approximately Polish Zloty 93.89 million (approx. U.S.$31.15 million). As of December 31, 2013, we do not expect this matter would have a material adverse impact on our results of operations, liquidity or financial condition. Amounts in U.S. dollars are based on an exchange rate of Polish Zloty 3.0142 to U.S.$1.00 as of December 31, 2013.

Antitrust Cartel Litigation in Germany

After several court hearings, on December 17, 2013 the Düsseldorf District Court issued a decision on closing the first instance. By this decision, all claims brought to court by CDC were dismissed. CDC filed an appeal against this decision before the Higher Regional Court in Düsseldorf, Germany.

2015 Capped Call

On January 13, 2014, CEMEX, considering its short term maturity and using the prevailing market valuation of the instrument, initiated a process to amend the terms its capped call to be settled in 2015. The execution of this amendment, which does not require any cash payments, was finalized the week of February 3, 2014. As a result of this amendment, CEMEX has the right to receive the market value of approximately 7.7 million of ADS through the same number of zero-strike call options maturing in March 2015, which will be marked-to-market through profit or loss, prospectively.

2013 Fourth Quarter Results Page 17

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the fourth quarter of 2013 and the fourth quarter of 2012 are 13.06 and 12.97 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of December 31, 2013, and December 31, 2012, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2013 and 2012, provided below.

Breakdown of regions

Northern Europe includes operations in Austria, the Czech Republic, France, Germany, Hungary, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Croatia, Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, China, Malaysia, the Philippines, Taiwan, and Thailand.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,172.9 million for the fourth quarter of 2013; 1,169.8 million for year-to-date 2013; 1,167.5 million for the fourth quarter of 2012; and 1,160.7 million for year-to-date 2012.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Definition of terms

Exchange rates	January - December		Fourth Quarter	
	2013	2012	2013	2012
	Average	Average	Average	Average
Mexican peso	12.85	13.15	13.06	12.97
Euro	0.7511	0.775	0.73	0.7665
British pound	0.639	0.6281	0.6131	0.6202

Amounts provided in units of local currency per US dollar.

2013 Fourth Quarter Results Page 18